

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 7, 2006

James A. Cooley
Chief Financial Officer
Alliance One International, Inc.
512 Bridge Street
Danville, Virginia 24541

   Re: **Alliance One International, Inc.**
      Form 10-K for the Year Ended March 31, 2005
      Filed on June 14, 2005
      File number 0-06529

Dear Mr. Cooley:

   We have reviewed your filing and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended March 31, 2005

Note N – Segment Information, page 70

1. We note your response to the comment in our letter dated January 19, 2006, and we disagree with your conclusions. It appears to us, based on the materials you have provided, that your operations consist of multiple operating segments as defined in SFAS 131, paragraph 10, where each geographic region represents an operating segment. Your materials indicate that discrete revenues and expenses are available on a geographic region level and that those results are regularly reviewed by your chief operating decision maker ("CODM"). Please note the guidance contained in EITF Topic D-70, which indicates that if the information required by paragraphs 27 and 28 of SFAS 131 is included in reports regularly provided to the CODM, disclosure is required.

As such, it is necessary to analyze your operations according to the criteria of paragraph 17 to determine whether two or more operating segments may be aggregated into a single operating segment. Thereafter, it may be appropriate to further consider paragraphs 18 to 24.

Please provide to us such an analysis. In addition to addressing subparts (a) through (e) of paragraph 17, we would expect you to compare economic characteristics such as gross margins for an historical period of three to five years.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3684 if you have questions.

Sincerely,

April Sifford
Branch Chief